[Ropes & Gray LLP Letterhead]

February 10, 2005

By EDGAR Transmission

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington DC 20549

Attention:	Howard M. Baik
Division of Corporate Finance

AAC Group Holding Corp.

Registration Statement on Form S-4 (File No 333-121479)

Ladies and Gentlemen:

AAC Group Holding Corp. (the “Company”) has today filed via EDGAR Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement (the “Registration Statement”) relating to the exchange offer of the Company. We are also providing in paper form five additional copies of the Amendment, marked to show changes made to the Registration Statement as filed on December 21, 2004.

By letter dated January 14, 2005 from H. Christopher Owings, Assistant Director, the Company received the comments of the staff of the Division of Corporate Finance (the “Staff”) on the Company’s Registration Statement. The Amendment reflects changes made to respond to such comments, as well as to update the information contained herein. For your convenience, we have set forth below each of the Staff’s comments in bold, followed by a description of the Company’s response thereto:

Form S-4

General

1.	Please revise your supplemental letter to the staff to include representations contained in the Shearman & Sterling no-action letter. For example, please provide a representation that the issuer or any affiliate of the issuer has not entered into any arrangement or understanding with any broker-dealer participating in the exchange offer to distribute the exchange securities. See Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

In response to the Staff’s comment, the Company has included the referenced representation.

2.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company confirms that it will keep the offer open for a full 20 business days, with the offer to expire on the 21st day. The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3.	At present, it appears that the offer may be open for less than the twenty business days because the offer expires at 5:00 p.m. instead of midnight on what may ultimately the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day.

The Company confirms that it will keep the offer open for a full 20 business days, with the offer to expire on the 21st day.

4.	We note the information provided in Exhibit 12.1. Please include the ratio of earning to fixed charges disclosure in the forepart of the prospectus. See Item 503(d) of Regulation S-K.

In response to the Staff’s comment, the Company has included the referenced information.

Inside Front Cover

5.

The forepart of your document should consist of the cover page, summary and risk factors. Please move the two paragraphs to a more appropriate location. For instance, we would not object to placing this information in the “Where You Can Find More Information” section of the prospectus. It is unclear why you have included the first paragraph regarding incorporation by reference since you have not included information by incorporating by reference. Also, please relocate the two paragraphs following the table of contents.

The Company notes the Staff’s comment, however, the Company believes it must disclose this information pursuant to Item 2 of Part I of Form S-4. In response to the Staff’s comment, the Company has removed the two paragraphs following the table of contents.

Summary Historical and Pro forma Financial Information, page 10

6.	You state that EBITDA is, “instrumental in the determination of compliance with certain financial covenants in the senior secured credit facility.” Please tell us what you mean by this statement. This implies that EBITDA is used as a liquidity measure. If EBITDA is a liquidity measure, Item 10(e)(1)(i) of Regulation S-K requires you to reconcile the measure with the most directly comparable financial measure calculated and presented in accordance with GAAP. You include a reconciliation of EBITDA to Net Income as a financial measure, but if EBITDA is also used as a liquidity measure, you should reconcile to operating cash flows or whatever directly comparable cash flow measure exists in GAAP.

We note for the Staff that EBITDA is part of the calculation of Consolidated Adjusted EBITDA in American Achievement Corporation’s senior secured credit facility. As further noted in the Registration Statement, EBITDA is also used by the Company in determining a portion of the aggregate fee payable pursuant to its management agreement with an affiliate of Fenway Partners Capital Fund II, L.P. and in determining compensation for certain of its employees. As a result, EBITDA is used by the Company as a liquidity measure. In response to the Staff’s comment, we have included a reconciliation of EBITDA to operating cash flows in the Registration Statement where appropriate.

7.	We note that you present EBITDA as a measure of operating performance. Revise your disclosures to discuss how you compensate for the material limitations you have disclosed as well as why you believe that the measure is useful to investors. See Question 8 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

We note for the Staff that we have revised the referenced disclosure to clarify that the Company primarily relies on its GAAP presentation to measure operating performance, and uses EBITDA only as a supplemental measurement of performance. As the Staff has noted, EBITDA has a number of material limitations (which are noted by the Company in the Registration Statement), however, the Company believes EBITDA is still useful to investors, when used supplementally, as EBITDA provides investors with additional information not otherwise provided by a GAAP presentation.

Risk Factors, page 12

8.

Please delete your statements in the introductory paragraph that the risks described are not the only ones that you face and that other risks and uncertainties not presently known or believed to be immaterial may adversely affect your financial condition, results of operations or cash flow. You are required to disclose all risks that are material at this time. Please revise.

In response to the Staff’s comment, the Company has removed the referenced language.

9.	Consider including a risk factor relating to unfavorable currency fluctuations associated with the Euro denominated purchase of precious, semi-precious and synthetic stones. Also, consider discussing fluctuations in gold prices in the risk factor section.

In response to the Staff’s comment, the Company has added risk factors addressing the referenced topics.

AAC Group Holding Corp. is the sole obligor under the notes . . ., page 12

10.	Please revise this risk factor subheading to concisely state the risk to your company. In the subheading, you should indicate that the terms of the credit agreement and American Achievement Corporation’s 8.25% senior subordinated notes currently prohibit or restrict it from paying dividends or making payments to you. Also indicate clearly and concisely in the text of the risk factor that if this indebtedness remains in place when you are required to begin making cash interest payments on April 1, 2009, you would likely be prohibited from doing so.

In response to the Staff’s comment, the Company has revised the referenced risk factor.

Many of our products or components or our products are provided by . . ., page 17

11.	Please specify whether you have long-term contracts with your single supplier.

In response to the Staff’s comment, the Company has disclosed that it does not have a long-term contract with the referenced supplier.

Industry and Market Date, page 20

12.	We note your language referring to the accuracy of the estimates in the registration statement. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

In response to the Staff’s comment, the Company has revised the referenced language.

Terms of the Exchange Offer, page 22

13.	In the fourth paragraph you disclose specified circumstances in which tendered outstanding notes may not be accepted for exchange, including because of an invalid tender, the occurrence of events discussed under conditions to the exchange offer, “or otherwise.” All offer conditions must be clearly and explicitly described in the offering materials. Therefore, clarify the meaning of “or otherwise” in this context.

In response to the Staff’s comment, the Company has removed the referenced language.

Expiration Date; Extensions; Amendments, page 22

14.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

In response to the Staff’s comment, the Company has included the referenced language.

Procedures for Tendering, page 23

15.	We note the disclosure indicating you will return any initial notes not accepted for exchange “as soon as practicable” following the expiration date. Please note that rule 14e-1(c) requires you to exchange the outstanding notes or return them “promptly” upon termination or withdrawal of the offer. Please revise here, on page 22 and throughout your document, including the letter of transmittal.

In response to the Staff’s comment, the Company has revised the referenced language.

Conditions to the Exchange Offer, page 26

16.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before the acceptance of the outstanding notes for exchange. Please revise the language accordingly.

In response to the Staff’s comment, the Company has revised the referenced language.

17.	In the second paragraph in this section on page 26 you state that you may waive the conditions “at any time” and “from time to time.” Please revise to clarify that you may waive the conditions before the expiration of the offer only.

In response to the Staff’s comment, the Company has revised the referenced language.

18.	We note that you may determine in your sole discretion whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

In response to the Staff’s comment, the Company has revised the referenced language.

Selected Financial Information and Other Data, page 30

19.	Revise your table to add a column presenting pro forma information.

In response to the Staff’s comment, the Company has added the requested pro forma information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

20.	Please include additional disclosure in an introductory or overview section to facilitate an investor’s understanding of your financial condition and operating results. You should discuss known material trends and uncertainties that could affect your business. For example, you should consider discussing the effects of fluctuations in the price of gold and the exchange rate between the dollar and Euro, litigation relating to ECI and your ability to pay indebtedness. Disclose the material opportunities, challenges and risks that you have encountered in the periods covered by the financial statements and those that you expect to affect your business going forward. Also, please discuss any key indicators that management uses to analyze the company on a short and long-term basis. See SEC Release No. 33-8350 and Item 303 of Regulation S-K.

In response to the Staff’s comment, the Company has included additional disclosure with respect to the referenced topics.

Critical Accounting Policies, page 39

Revenue Recognition

21.	Revise your disclosures to present a more robust discussion as to why this is a critical accounting policy. For example, you could discuss the provisions for sales returns and warranty costs both on a total cost basis as well as on a percentage of revenues. Your discussion could further address variances that have occurred in historic results, trends and future expectations, as well as the impact to the statement of operations resulting from hypothetical changes. This comment is equally applicable to your discussion of the allowance for doubtful accounts.

In response to the Staff’s comment, the Company has removed Revenue Recognition as a critical accounting policy. Additionally, the Company has revised its discussion with respect to its discussion of Sales Returns and Allowances and Allowance for Doubtful Accounts and Reserve on Sales Representative Advances.

Goodwill and Other Intangible Assets, page 39

22.	It does not appear that your critical accounting policy is in compliance with GAAP. Please revise your disclosure here as well as in the notes to your financial statement. Confirm to us that when you perform the annual impairment test for goodwill and intangible assets with indefinite useful lives you apply the guidance found in paragraphs 17, 19 and 20 of SFAS 142. Further, revise your discussion in the critical accounting policies section to quantify the amount of goodwill and indefinite lived intangible assets that you have, highlight the significance of the amount of these assets relative to total assets and equity, and highlight the importance of maintaining the fair value of your reporting units. Any known trends that may impact the fair value of your business and their potential impact on your company’s goodwill and intangible assets should be discussed as well.

In response to the Staff’s comment, the Company has revised the referenced disclosure. Additionally, the Company confirms that it applies the guidance found in paragraphs 17, 19 and 20 of SFAS 142 when it performs its annual impairment test for goodwill and intangible assets with indefinite useful lives. Based on its impairment test, the Company believes that it has no impairment charges as of August 28, 2004.

Results of Operations, page 40

23.	We note that you have combined the results of operations for the predecessor and the successor to create a combined fiscal year ended August 28, 2004. This presentation is not appropriate below the level of gross profit as a result of the change in basis. Revise your presentation to discuss each stub period separately. You may discuss sales and gross margins on a combined basis and compare these figures with the prior year. Additionally, you may present and discuss the pro forma results of operations for the most recent fiscal year.

In response to the Staff’s comment, the Company has revised its presentation of the results of operations for the predecessor and successor.

Fiscal Year Ended August 30, 2003 Compared to Fiscal Year Ended August 31, 2002

24.	Quantify the contribution to the change in gross profit resulting from the discontinuation of reunion services, the increase in margins at yearbooks, and the increase in margins from class rings.

In response to the Staff’s comment, the Company has quantified the referenced information.

25.	Quantify the contribution to the increase in selling and marketing costs that resulted from the Milestone Marketing acquisition, the ECI teachers publication, and the other increased marketing efforts noted.

In response to the Staff’s comment, the Company has quantified the referenced information.

Liquidity and Capital Resources, page 44

26.	Discuss acquisitions under ‘Investment Activities.’ Also, make sure net cash expenditures for inventing activities includes cash used for acquisitions of businesses.

In response to the Staff’s comment, the Company has quantified the cost of acquisitions. Additionally, the Company notes the Staff’s comment and confirms that net cash expenditures for investing activities includes cash used for acquisitions of businesses.

Capital Resources, page 44

27.	Please specify whether you are currently in compliance with the financial covenants in all of your outstanding indebtedness.

In response to the Staff’s comment, the Company has included the requested information.

Business, page 49

28.	Please expand your business description to include all the information required by Item 101(a) of Regulation S-K.

In response to the Staff’s comment, the Company has included a discussion of its history, including the last five years.

29.	Please provide support for your statements of leadership and industry statistics. As a few examples, we note the following:

•	“We are one of the leading manufacturers and suppliers of class rings . . .,” “General section on page 49;

The Company believes that it is the second largest provider of high school class rings based on internal estimates, along with SEC filings and Dun & Bradstreet financial reports of Jostens, Inc. and Herff Jones, Inc., respectively. The Company has included a copy of its report along with the marked courtesy copies of the Registration Statement sent to the Staff.

•	“We believe that we are the second largest provider of high school class rings . . .,” “Class Rings” section on page 49;

The Company believes that it is the second largest provider of high school class rings based on internal estimates, along with SEC filings and Dun & Bradstreet financial reports of Jostens, Inc. and Herff Jones, Inc., respectively. The Company has included a copy of its report along with the marked courtesy copies of the Registration Statement sent to the Staff.

•	“We believe that we are the leading provider of academic achievement . . .,” “Achievement Publications” section on page 49;

The Company believes that it is a leading provider of academic achievement products based on internal estimates, along with SEC filings and Dun & Bradstreet financial reports of Jostens, Inc. and Herff Jones, Inc., respectively. The Company has included a copy of its report along with the marked courtesy copies of the Registration Statement sent to the Staff.

•	“We believe that this market represents approximately $1.5 billion of annual revenues,” “Industry Overview” section on page 50;

The Company believes that the scholastic products market represents approximately $1.5 billion of annual revenues based on internal management estimates, along with SEC filings and Dun & Bradstreet financial reports of Jostens, Inc. and Herff Jones, Inc., respectively. The Company has included a copy of its report along with the marked courtesy copies of the Registration Statement sent to the Staff.

•	Your statement that you were the first yearbook provider to fully integrate digital technology throughout your production process, “Leader in Product and Process Innovation” section on page 51; and

The Company believes that it was the first yearbook provided to fully integrate digital technology throughout its production process based on its knowledge of its competitors. The Company started its latest significant round of digital pre-press investment in fiscal year 2001, with an investment in PDF workflow and computer-to-film/plate (CtF/P) technology. The Company completed the transition to PDF and CtF/P last year with the expansion of its San Angelo plant. The Company believes it completed this transition prior to any of its significant competitors in the industry.

•	Your belief that you are a technology leader, “Yearbooks” section on page 54.

The Company believes that it is a technology leader in the yearbook industry based on internal estimates, along with SEC filings of Jostens, Inc. and Herff Jones, Inc., respectively The Company has its own proprietary yearbook design software and, as noted above, believes it was the first competitor to fully integrate digital technology throughout the yearbook production process, a development which has led to increased output speed and enhanced print quality. The Company has included with the marked courtesy copies of the Registration Statement sent to the Staff a copy of an article published in the February 2003 edition of Printing Impressions which describes its yearbook business and technology.

Please mark your supplemental support or provide page references in your response to the sections upon which you rely.

Management, page 61

30.	Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K. We note disclosure in the “Arrangements with Our Investors” section on page 66.

In response to the Staff’s comment, the Company has revised its disclosure to include reference of a shareholders agreement among its shareholders.

Principal Stockholders, page 65

31.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by each shareholder in this section.

In response to the Staff’s comment, the Company has included names of the natural person(s) having the ultimate voting control over the shares held by each shareholder.

Certain Related Party Transactions, page 66

32.	Please specify that one of your directors, Peter Lamm, is the general partner of the fund.

In response to the Staff’s comment, the company has included the requested disclosure.

33.	Identify the recipient of the payments under the management agreement with the former owner.

In response to the Staff’s comment, the Company has included the name of the recipient of payments under the management agreement with the former owner of the Company.

34.	We note the disclosure under the section entitled “Arrangements with Management” regarding the cash bonuses paid to management in exchange for equity interests. Please tell us whether any of these bonus payments have been included in the executive compensation table on page 63. If not, please tell us why you believe it is appropriate to exclude them.

The Company notes that the cash bonuses paid to management in exchange for equity interests have been included in the executive compensation table as noted in Footnote 2 to the table.

Description of Exchange Notes, page 70

35.	The statement in the third paragraph in this section that terms not defined below have the meanings assigned to them in the indenture is not helpful. Please ensure your disclosure is clear in this document.

In response to the Staff’s comment, the Company has removed the referenced language.

No Personal Liability of Directors, Officers, Employees and Stockholders, page 91

36.	We note your disclosure under this section concerning the waiver of liabilities. Eliminate the statement that the waiver and release are “part of the consideration” for issuance of the notes. Please also expand this section to more clearly explain what liabilities note holders are waiving. We may have further comment.

The Company notes the Staff’s comment, however, the referenced provision is a specific term of the indenture governing the notes subject to the exchange offer. The Company has revised the referenced disclosure to be more precise with respect to the terms of the indenture.

Legal Matters, page 115

37.	Please state that counsel will opine as to the validity and “enforceability” of the new notes.

In response to the Staff’s comment, the Company has included the requested language.

Consolidated Financial Statements and Notes to Consolidate Financial Statements General

38.	Update your historical and pro forma financial statements through the most recent interim period. See Regulation S-X Rule 3-01 and Article 11.

In response to the Staff’s comment, the Company has updated its historical and pro forma financial statements through the most recent interim period.

39.	Revise your financial statements to separate the results of the predecessor and the successor by a heavy black line and include a headnote that discloses that lack of comparability.

In response to the Staff’s comment, the Company has included the requested black lines and has made additional disclosure as to comparability of predecessor and successor periods in Note 1.

Note 1: Summary of Organization and Significant Accounting Policies, F-7 General

40.	Include Schedule II for all valuation and qualifying accounts in accordance with Rules 5-04 and 12-09 of Regulation S-X. Specifically, include a Schedule II for the allowance for doubtful accounts, allowance for obsolete inventory, sales returns and allowances, and any other valuation and qualifying accounts held by the Company.

The Company notes the Staff’s comment, and has included tables detailing allowances deducted from asset accounts and reserves deducted from asset accounts. Furthermore, the Company notes that the allowance for obsolete inventory is not disclosed as it is immaterial at less than 1% of the net inventory balance at August 28, 2004 as most of the Company’s products are “made to order”.

Revenue Recognition and Warranty Costs

41.

To the extent you recognize revenues upon shipment, please also disclose whether your stated shipping terms are FOB shipping point or FOB destination and when title passes from you to your customer. Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer.

In response to the Staff’s comment, the Company has revised its disclosure.

42.	Revise your notes to present the disclosures required by paragraph 14(b) of FIN 45.

In response to the Staff’s comment, the Company has revised its notes accordingly.

Note 6: Prepaid Expenses and Other Current Assets, Net, F-18

43.	Tell us why gold options are state at cost and not at fair market value in accordance with FAS 133.

The Company notes the Staff’s comment. From time to time the Company purchases options for the right to purchase a maximum number of ounces at a set price for a period of time. The Company is not required to purchase any gold under these contracts, nor is there a penalty if the Company does not purchase gold under the options (i.e. there are no settlement or default provisions). The Company records the options at cost on its books when the options are purchased. If gold is purchased with the options then the option balance is credited and inventory debited. If the options expire unused the balance is credited and cost of goods debited for the full amount of the expired option. At the time of purchase neither the Company nor the seller of the options has an idea of the amount of gold that will be purchased (if any) with the options. The Company’s options do not contain explicit provisions that support the calculation of a determinable notional amount. There is no default or penalty provision in the options that refer to an anticipated quantity that will be utilized by the Company. In addition, the Company is not required to purchase any amount of gold; it solely has the option to purchase. There are no attachments, appendices or legally binding side agreements to the options. Based on the guidance from FAS No. 133 and DIG Issue No. A6, the Company believes it is reasonable to conclude that the gold options have no determinable notional amount, therefore do not meet the definition of a derivative under FAS No. 133 paragraph 6(a). Thus, the options do not have to be marked to market.

Note 8: Goodwill and Other Intangible Assets, F-19

44.	Tell us in more detail what specifically is included in customer lists and distribution contracts, the amortization period for each individually material item, and how you determined that the amortization period was reasonable.

Below is a table setting forth the information requested by the Staff. The Company has based its determination of amortization periods, in each case, based on its historical customer and sales representative attrition and turnover rates.

At August 28, 2004	Amount	Life in Years
Class rings customer/representative list	$37,102	10
Yearbooks sales representative lists	$38,656	10
Graduation products sales representative list	$11,134	12
Recognition and affinity products sales representative list	$7,796	8
Achievement publications prospect list	$5,828	3

	$100,516

45.	It appears that you acquired a backlog. Tell us whether you allocated any portion of the purchase price from the March 26, 2004 transaction to that backlog. See SFAS 141 paragraph A14.

In response to the Staff’s comment, the Company notes that a portion of the purchase price was allocated to customer relationships and sales representative lists, which includes backlog. The Company’s customer relationships and sales representative lists were valued, in part, using a third party valuation firm which used the income (excess earnings) approach for valuation. This third party valuation incorporated all future cash flows, including cash flows associated with current orders (backlog) as well as cash flows associated with future orders. Thus, the values of the customer relationships incorporate the values of the backlogs.

46.	Tell us what specific trademarks are included as indefinite lived intangible assets. Tell us how you determined that an indefinite life was appropriate.

The table below sets forth those trademarks that are included as indefinite lived intangible assets. In each case we have made the determination that the trademarks are indefinite lived intangible assets based on the fact that we have no plans to discontinue the trademarks and our marketing plans include a budget to promote the trademarks. Furthermore, the Balfour, ArtCarved, ECI and Taylor Publishing trademarks have been in existence for 70, 150, 15 and 70 years respectively.

At August 28, 2004 Trademark	Value
Balfour	$19,271
ArtCarved	$6,793
Keystone	$1,469
R Johns	$324
Namesake	$345
Keepsake	$5,443
Celebrations of Life	$334
ECI - titles	$12,706
Taylor Publishing	$3,410

Totals	$50,095

47.	Revise the table presenting goodwill to comply with paragraph 45 of SFAS 142, which requires presentation on a segment basis.

In response to the Staff’s comment, the Company has revised the table accordingly.

Note 10: Long-term Debt, F-21

48.	Tell us how you accounted for early extinguishment of debt. Specifically, amend your disclosure to discuss how you accounted for the early extinguishment of the 11 5/8% senior unsecured notes of $170.9 million and senior notes of $41.4 million as part of the debt tender offer on March 25, 2004.

In response to the Staff’s comment, the Company has revised its disclosure to discuss its accounting for early extinguishment of debt. In addition, the Company notes that the tender for the $177.0 million 11 5/8% notes and the $41.4 million senior notes was the direct result of the change in control by the Merger. The consummation of the Merger was subject to the consent and a debt tender offer to acquire these notes. The subsequent tender offer costs and early redemption expenses of the debt directly related to the cost of the transaction and was included as part of the purchase price.

49.	We note that there is a security interest in assets of the company and its subsidiaries. Revise your disclosure to quantify the amount of assets that are subject to lien. See Regulation S-X Rule 4-08(b).

In response to the Staff’s comment, the Company has quantified in its disclosure the amount of assets subject to liens.

50.	Provide more comprehensive disclosures regarding the restrictions on your subsidiaries to pay dividends to the parent company. See Regulation S-X Rule 4-08(e)(3).

In response to the Staff’s comment, the Company has expanded its disclosure as requested.

Note 12: Commitments and Contingencies. F-24 Leases

51.	Disclose where capital leases assets and related obligations are included on the balance sheet. NTR - I think they must be included within other current assets/other assets, but they should detail this in the footnote. The asset is not included in Property, Plant & Equipment per Note 7 and the liability is not included in commitments & contingencies as they have a $0 balance at 8/28/04.

In response to the Staff’s comment, the Company has included the requested disclosure which notes that capital lease assets are included in machinery and equipment and related obligations are included under accrued expenses (short-term portion) and other long-term liabilities (long-term portion).

Pending Litigation

52.	Regarding the lawsuit with Frederick Goldman, we note that as part of your disclosures in your Form 10-K pursuant to Item 103 of Regulation S-K, you state that the plaintiff is seeking monetary relief. Tell us in more detail what monetary relief is sought as part of the lawsuit in the federal district court in New York.

In response to the Staff’s comment, the Company has revised its disclosure to note that the Frederick Goldman claim is for an unspecified monetary amount.

Note 14: Income Taxes, F-29

53.	Separate deferred tax assets and liabilities into current and long-term per FAS 109 paragraph 41 in the schedule at the bottom of page F-30. The assets and liabilities are separated into current and long-term on the balance sheet but not in the footnote.

In response to the Staff’s comment, the Company has included the requested disclosure.

Note 17: Business Segments, F-33

54.	We note that you include the sales of several different types of products in the Scholastic segment. Tell us in more detail how you determined that your business has two reportable segments. Tell us whether you aggregate operating segments to create the Scholastic reportable segment. If you do aggregate operating segments, tell us how you determined that you have properly aggregated operating segments into one reportable segment.

As noted in the Company’s background, over time other businesses have been acquired and consolidated together to form the Company. Most notably, these are the companies of CBI (class rings, graduation products, and affinity/family jewelry), Taylor (yearbooks), and ECI (achievement publications). Each of these entities has product lines which add synergy to the Company’s two reportable segments, Scholastic Products and Recognition and Affinity Products.

The Company’s two reportable segments are defined as two separate operating segments (as defined by FAS 131 paragraphs 10 through 15) in that each engages in business activities from which it earns revenues and incurs expenses and financial information for each is prepared for review by management decision makers to assess its performance and allocate resources. Monthly reporting is broken out by Scholastic Products and Recognition and Affinity Products for net sales, gross profit, selling and marketing expenses, general and administrative expenses, and EBITDA. The Company did not aggregate operating segments into any one reportable segment.

The Scholastic Products reportable operating segment includes the three product lines: class rings, yearbooks and graduation products. Scholastic Products are viewed by the Company as its core products and are all sold to student end consumers. The Company looks to one group within its management to manage the Scholastic assets and market and determine where to spend marketing and capital expenditures dollars to grow this segment the fastest. The Company assesses its market share of total Scholastic Products sold to that of its two major competitors. The Scholastic Products reportable operating segment is managed by a Senior Vice President - On Campus and General Manager-Printing, who reports to the Company’s Chief Executive Officer. The Scholastic Products segment has integrated a portion of its sales representatives that sell both college and high school class rings, yearbooks, and graduation products in a common territory. Marketing decisions, as well as resources, are evaluated over the entire Scholastic Products segment on a year-to-year basis and decisions and resources are allocated between product lines based upon current needs and opportunities in the market place. In the Company’s fiscal year ended August 28, 2004, Scholastic Products segment net sales were 88% of the Company’s total net sales and operating income was 87% of the Company’s total operating income. The majority of annual capital budgeting for the Company is allocated based on the needs of the Scholastic Products segment.

The Recognition and Affinity Products reportable operating segment includes the product lines: achievement publications and recognition and affinity jewelry. The Recognition and Affinity Products are viewed by the Company as specialty products recognizing individual accomplishments sold to individual end consumers offered through direct mail and retail outlets. The Recognition and Affinity Products reportable operating segment is managed by a Senior Vice President—Retail Products, who reports to the Company’s Chief Executive Officer. All marketing efforts in the Recognition and Affinity Products segment are directed to the individual end customers through direct mail and retail outlets. In the Company’s fiscal year ended August 28, 2004, the Recognition and Affinity Products segment net sales were 12% of the Company’s total net sales and operating income was 13% of the Company’s total operating income.

Exhibit 99.1

Letter of Transmittal

55.	Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he/she has “read” all of the terms of the exchange offer.

In response to the Staff’s comment, the Company has removed the referenced language.

56.	Please include a representation that any broker-dealer participating in the exchange offer has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the exchange notes. See Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

In response to the Staff’s comment, the Company has included the referenced disclosure.

American Achievement Corporation

Form 10-K for fiscal year ended August 28, 2004

57.	Please apply the above comments to your Form 10-K where applicable.

The Company notes the Staff’s comment and will integrate the afore-mentioned comments in the Company’s Form 10-K for its fiscal year 2005.

Item 9A.	Controls and Procedures, page 58

58.	Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness (not adequacy) of your disclosure controls and procedures “as of the end of the period covered by the report.” Please revise here and in your Form 10-Q for the quarter ended November 27, 2004.

The Company notes the Staff’s comment and confirms that its certifying officers have concluded that the Company’s disclosure controls and procedures were effective as of August 28, 2004 and November 27, 2004. The Company will include the revised disclosure in its subsequent filings, as applicable.

59.	We note your disclosure that your “President and Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, [y]our disclosure controls and procedures were adequate to ensure that the information required to be disclosed by [you] in the reports filed or submitted by [you] under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also refer to Rule l3e-15(e) instead of Rule 13e-14.

The Company notes the Staff’s comment and confirms that the Company’s certifying officers have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the Company’s reports is accumulated and communicated to management and the certifying officers to allow timely decisions regarding required disclosure. The Company will integrate the aforementioned comments in the Company’s Form 10-K for its fiscal year 2005.

Item 10.	Directors and Executive Officers, page 59

60.	Please provide the disclosure required by Item 401(h) of Regulation S-K regarding audit committee financial experts.

The Company notes the Staff’s comment and will include the required disclosure in its Form 10-K for its fiscal year 2005. The Company does not have on its audit committee an individual who qualifies as an audit committee financial expert but is currently in the process of finding a candidate to fill that role.

61.	Please provide the disclosure required by Item 406 of Regulation S-K. Refer to Item 10 of Form 10-K.

The Company notes the Staff’s comment and will include the required disclosure in its Form 10-K for its fiscal year 2005. The Company has not yet adopted a formal, written code of ethics within the specific guidelines of Item 406 of Regulation S-K. The Company has verbally communicated the high level of ethical conduct expected from all of its employees, including its officers, and intends to adopt a written code of ethics as soon as practicable.

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Closing

We trust that the responses provided in this letter will be acceptable to the Staff. If you wish to discuss any of these matters further, please do not hesitate to contact the undersigned at (212) 841-8876, Carl Marcellino at (212) 841-0623, or Joel Freedman at (617) 951-7309.

Sincerely,

/s/ ALLEN K. PARKER
Allen K. Parker

Copies to: Dave Irving